October 15, 2009
Mr. Mark Thomas
United States Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549-4561
RE: F & M Bank Corp. Form 10-Q for June 30, 2009 File Number 0-13273
Dear Mr. Thomas:
Following is our response to discussions held in a conference call with the SEC on September 18, 2009. In that call we were asked to provide further evidentiary support for our application of Generally Accepted Accounting Principles (GAAP) regarding securities write downs at December 31, 2008, March 31 and June 30, 2009, respectively. We were also asked to provide evidence regarding our decision regarding further OTTI for the quarter ending September 30, 2009. A recap of salient points from our earlier correspondence follows in bold.
As stated in our prior letters to the Commission, the Company has a portfolio of equity securities that are traded on public exchanges. As a result of recent declines in stock valuations, some of these investments are in various states of impairment. The Company follows the guidance in FAS 115, FSP FAS 115-1 and FAS 124-1 and SAB Topic 5M, Other Than Temporary Impairment in evaluating if these impairments are temporary or other than temporary in nature. This determination is made on an investment by investment basis and includes all available evidence at the time of the determination including the following:
•	The length of time of impairment;

•	The extent of the impairment relative to the cost of the investment;

•	Recent volatility in the market value of the investment;

•	The financial condition and near-term prospects of the issuer, including any specific events which may impair the earnings potential of the issuer; or

•	The intent and ability of the Company to hold its investment for a period of time sufficient to allow for any anticipated recovery in market value.
We have taken the position in our earlier letters that following the OTTI recognized in fiscal 2008 and year to date 2009, the remaining equity securities that are trading below cost did not meet the definition of OTTI at March 31 or June 30. Per the guidance in Section II.H of the Current Accounting and Disclosures Issues in the Division of Corporation Finance, “bright line or rule of thumb tests are not appropriate for evaluating other-than-temporary-impairment. The determination of whether a decline is other than temporary must be made using all evidence that is available to the investor, and not just that related to the registrant such as its financial condition and near-term prospects, but also the severity and duration of the decline in fair value and the investor’s intent and ability to hold an investment for a reasonable period of time sufficient for a forecasted recovery” (emphasis added).
Also, as previously stated, we first developed our methodology for evaluating OTTI in 2002 following the steep market declines resulting from the recession of 2000/2001 and the aftermath of the 9/11 tragedy. We have consistently followed this methodology in assessing our portfolio since that time. The methodology was developed by creating a spreadsheet which illustrated historical rates of return for the Dow Jones Industrial Average (since 1901), the S&P 500 (since 1973) and the NASDAQ (since 1973). Since F & M Bank Corp. tends to hold securities as multi-year investments (rather than as a trader), a 5 year average holding period was assumed. The historical returns of the above referenced indices were then broken down into a series of overlapping, rolling 5 year periods to establish rates of return that covered multiple economic cycles which reflected both steep downturns and rapid recovery.
Results of this study showed that for the periods represented, the NASDAQ had average five year annualized returns greater than 12% in three quarters of the periods, greater than 20% in over half of the periods and greater than 30% in one-fifth of the periods. The Dow and S&P achieved average returns greater than 11 % in approximately two-thirds of the periods and 20% in over a quarter of the periods. Our management and Board adopted the philosophy that for our projections we should use the average returns that were achieved in at least half of the periods under review (ie. NASDAQ total return of 20% and S&P/DOW total return of 11%). We felt that this was a more conservative approach in that it reflected multiple economic cycles of sufficient duration to capture both downturn and recovery. We chose to not use the more aggressive returns (NASDAQ — 30%, S&P/Dow — 20%) because these returns seemed to only reflect the substantial upside potential following a steep downturn.
During the September 18 conference call, SEC staff asserted that the use of broad market indices was inappropriate and that a five year holding period was too long for projections of security value recovery. We maintain that both treatments are consistent with GAAP and that there is no authoritative accounting guidance to indicate otherwise.
We have attached a spreadsheet which details numerous pieces of information for the four securities in question; including 52-week low; price per share at March 31, June 30 and September 30; percentage change as of September 30 versus 52 week low, March 31 and June 30, respectively; value versus cost at both 52 week low and at September 30; date of first impairment; period of severe impairment; date of 52 week low; and finally our conclusion with regard to OTTI and the reason. The spreadsheet illustrates that the four securities in question all reached severe impairment (which we define as a sustained period where market value was 70% or less of cost) within a two month period between September and November 2008. The spreadsheet also shows that all four securities reached their 52 week lows within one business day of each other (Friday, March 6, 2009 and Monday, March 9, 2009, notably the DOW also reached its low on March 9, 2009). The close grouping of these dates indicates that the declines in values were based on broad market factors, not security specific factors. As such, this supports our contention that broad market indices should be used to project value recovery.
The attached spreadsheet also illustrates that all four securities have recovered more rapidly from both their 52 week lows and from March 31, 2009 values than have the broader market indices. This supports our position that projections of 5 year holding period recoveries based on the historical yields of the broad market indices are conservative in nature. There is also significant empirical evidence that a period of approximately five years from peak to trough to recovery has been repeated several times in the last 100+ years as evidenced by changes in the Dow Jones Industrial Average (DJIA). Also of the four securities in question, only Bank of America is a single issuer.

The other three hold a basket of investments which over time will tend to react more like the broader market indices, and supports the use of market indices for projections regarding recovery.
While the period since first impairment (date that the holding dropped below cost and stayed below cost) is quite long on these holdings, the date of severe impairment is roughly one year on all four securities as of September 30, 2009. We believe the short duration, extreme market volatility, and a market led (rather than security specific) decline all support the conclusion at December 31, 2008, March 31 and June 30, 2009 that these securities were not OTTI.
At December 31, 2008 the market was embroiled in a period of extreme volatility and the period of severe impairment for these securities was roughly 45 to 90 days. We believed and still maintain that at December 31, 2008 these securities were all temporarily impaired. Also, as previously mentioned, the 52 week low was reached in early March, but by March 31 all the securities and the broader indices had rebounded sharply from their lows, with only the DOW (18%) having rebounded less than 20% from the low point. At that time we were still only 6 months or so from the date of severe impairment and the market was in rapid recovery. As such, we determined that these securities were still only temporarily impaired at March 31. As of June 30, 2009, these securities were severely impaired for periods of 7 1/2 to 9 months. However, each had rebounded from their 52 week lows by amounts ranging from 40% to 422%. During the same period, the broader market indices had rebounded between 31 and 45% from their lows. Given the recovery in each of the securities and the direction of the market in general we determined that these securities were still only temporarily impaired as of June 30.
Our evaluation at September 30, 2009, leads us to the conclusion that Bank of America and BlackRock Preferred are now OTTI ($447,813 of combined write down). While they have both shown very strong recovery versus their 52 week lows, they remain at values less than 50% of our original cost, they have been severely impaired for approximately one year, and our five year projections still show each of these holdings in a loss position. However, we continue to believe that both John Hancock and Healthcare Realty are still temporarily impaired. Both have recovered more rapidly than the broader market indices, are now trading at approximately 2/3s of our original cost and our five year projections show both reaching full recovery. It is also notable that the DOW at September 30 was at a level equal to 68.5% of its all time high, which is very similar to the values of these two holdings relative to our original cost.
We will continue to evaluate our portfolio on a quarterly basis for possible future impairment using the methodology as outlined in this and previous correspondence. We acknowledge as follows:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

/s/ Dean W. Withers	/s/ Neil W. Hayslett

Dean W. Withers	Neil W. Hayslett
President & CEO	Executive Vice President & CFO

						9/30/09%	9/30/09	9/30/09	Value vs	Value vs		Period of
	12/31/08	52 week	3/31	6/30		change vs	% change vs.	% change vs.	Cost at	Cost at	Date of First	Severe	Date of 52
Security	Value	low	Value	Value	9/30 Value	low	3/31	6/30	Low	9/30	Impairment	Impairment*	week low	Conclusion	Reason
Bank of America	14.08	2.53	6.82	13.20	16.92	568.80%	148.09%	28.18%	5.60%	37.70%	2/2/2008	10/8/2008	3/6/2009	OTTI	Time and Severity of impairment vs cost, 5 year projections yield value still below cost
BlackRock Pref	7.45	4.00	5.59	8.48	10.21	155.30%	82.65%	20.40%	18.70%	47.80%	7/24/2007	9/9/2008	3/9/2009	OTTI	Time and Severity of impairment vs cost, 5 year projections yield value still below cost
John Hancock	11.01	5.50	8.85	12.47	14.24	158.90%	60.90%	14.19%	26.50%	68.50%	1/28/2008	9/15/2008	3/9/2009	Temp	Rate of recovery well above market indices, holding period projections
HealthCare Realty	23.48	12.06	14.43	16.83	21.13	75.20%	46.43%	25.55%	36.20%	63.40%	5/14/2007	11/10/2008	3/6/2009	Temp	Rate of recovery well above market indices, holding period projections
NASDAQ	1,577.03	1,265.52	1,528.59	1,835.04	2,122.42	67.70%	38.85%	15.66%
S&P	903.25	666.79	797.87	919.32	1,057.08	58.50%	32.49%	14.98%
DJIA	8,776.39	6,469.95	7,608.92	8,447.00	9,712.28	50.10%	27.64%	14.98%

*	Self-defined as the first sustained period of impairment exceeding 30% of cost.
•	Unprecedented market volatility since Q4 2008

•	Broad market recovery from 52 week and March 31 lows

•	Using actual historical data to project 5 year holding values

•	Although we have determined that Bank of America and BlackRock are OTTI, all of the above stocks have outperformed broad market indices. Which supports conservative nature of projections

•	There are multiple historical data points to support the use of 5 year holding periods as a proxy for the market cycle (peak to bottom to recovery).